Exhibit 99.6

NICE Launches 2019 EMEA Customer Excellence Awards Program

Program will recognize organizations demonstrating excellence and innovation in injecting analytics, AI and automation into their customer service operation

HOBOKEN, N.J., March 11, 2019 - NICE (Nasdaq: NICE) has announced the launch of its annual EMEA Customer Excellence Awards program honoring organizations committed to providing exceptional customer experience and driving innovative customer interactions. The awards will be announced at the Interactions EMEA 2019 conference to take place from 3 to 5 June at Cineworld Cinema – The O2 Greenwich, London, UK. Companies wishing to apply can click here.

The NICE Customer Excellence Awards program recognizes organizations who have innovatively driven up employee engagement, delivered excellent service experiences and made a significant positive impact on their business results.   Organizations that have used NICE solutions, including for analytics, quality management, cloud, robotic process automation, workforce management, interaction recording, and compliance, are eligible to enter one or more of the following categories:

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Best Cloud Implementation – showcases customers who have implemented cloud solutions to achieve their business goals, demonstrate business impact, cost reductions and best practices, including efficiency of roll-out and adoption

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Best Customer Experience – recognizes customers who own the decisive moment during customer interactions and have improved customer experience via first call resolution, service level or Net Promoter Score (NPS)

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Best Employee Engagement – rewards customers who have used NICE technology to successfully engage and motivate their workforce, and demonstrate notable changes in agent absenteeism, attrition and agent utilization

•	Best Business Impact – acknowledges customers using solutions or services to drive measurable improvements supporting their business goals, including operational efficiency and/or revenue generation

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Rookie of the Year – shines a light on customers who have excelled in communication and partnership as well as implemented best practices including efficiency of roll-out, product/solution adoption as well as training of agents and supervisory staff

John O’Hara, President, NICE EMEA, said, “Being held for the third year, the EMEA Customer Excellence Awards honor organizations that are elevating customer experience to the next level. We look forward to recognizing the innovative implementations and achievements of our customers, as well as showcasing how they are harnessing NICE solutions to transform business performance, employee engagement and customer service.”

The 2019 EMEA CX Excellence Awards are free to enter. Applicants will receive one complimentary pass to the NICE flagship customer conference, Interactions London 2019, taking place in Cineworld Cinema, The 02 Greenwich. Entries must be submitted no later than 3 May, 2019 and award recipients will be publicly announced at Interactions 2019 on 5 June, 2019.

Stephen Fry, multi-talented British actor, comedian, journalist, author, television presenter and film director, will present the keynote address at this year's Interactions EMEA event. To be held over two distinctive days, the event will comprise educational sessions and the main plenary conference and will be preceded by the Business Partners Summit.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.